UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended: June 30, 2022

Madre Tierra Mining Ltd.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	n/a
State or other jurisdiction of incorporation or organization	(IRS. Employer Identification No.)

Madre Tierra Mining Ltd., 1321 Blanshard Street, Suite 301, Victoria, British Columbia, Canada V8W 0B6

 (Full mailing address of principal executive offices)

(855) 501-1334

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included in this Semiannual Report on Form 1-SA and our Annual Report filed on Form 1-K on April 28, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs, and our actual results could differ materially from those discussed in the forward-looking statements. For additional information on forward-looking statements and risk factors that may impact the Company, please refer to the section entitled “Cautionary Statement Regarding Forward-looking Statements” on this Semiannual Report on Form 1-SA.

The unaudited financial information set forth below with respect to the six months ending June 30, 2022, is preliminary and subject to potential adjustment. Adjustments to these financial statements may be identified when a review of historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from the preliminary unaudited condensed restated financial information. However, in the opinion of management, all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise stated, the latest results discussed below are as of June 30, 2022.

General

We were formed as a British Columbia limited company on May 7, 2020.  The Company was formed to engage in gold exploration and mining and gold trading, whereby we purchase gold or other minerals at a discount and sell them to the international markets for a profit.

Results of Operations

The following represents our performance highlights:

Revenues

The Company has not generated any revenue for the six months ending June 30, 2022.

General and Administrative Expenses

The Company incurred a net loss of $170,947 during the six months ended June 30, 2022, compared to a net loss of $138,567 in the prior-year period. The net loss incurred for the six months ended June 30, 2022, was primarily driven by increased general and administrative expenses, which increased from $47,348 to $82,681. These increases are mainly driven by increased business activity related to raising equity capital, including promotional and advisory services, for the Company and the planning and execution of operational infrastructure related to our Gold Trading business. The Company did not incur Exploration expenses in the six months ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $173,270 in cash, compared to $84,879 in the prior year period. The increased cash on hand was driven by the receipt of $161,800 for shares to be issued and negatively impacted by a net loss of $170,947 and an increase in Prepaid expenses of $102,000.

Capital Resources

We have significantly limited financial resources, and our plan to enter the gold mining business cannot be funded with our existing resources. We believe these cumulative factors raise doubt about our ability to continue as a going concern. As a result of our decision to enter the gold exploration and mining production market, we expect to incur significantly higher costs, and our resources are insufficient to cover those expected costs without raising capital. We do not consider our available cash and current assets to be sufficient to meet our future business plans without additional sources of liquidity. Without additional revenues, working capital loans, or equity investment, there is substantial doubt as to our ability to continue operations.

We believe these conditions have resulted from the inherent risks associated with emerging growth companies. Such risks include but are not limited to (i) uncertainty of gold and mineral production, (ii) changes in commodity prices at levels sufficient to cover our costs and provide a return for investors, (iii) our ability to attract additional capital in order to finance growth, and (iv) being able to successfully compete with other comparable companies in Colombia and the surrounding region that have substantially more financial resources than us.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy. There is presently no agreement in place that will guarantee funding for us, and we cannot assure you that we will be able to raise any additional funds or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. The lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business.

Going Concern

Our financial statements have been prepared on a going concern basis which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. Realization values may be substantially different from carrying values, as shown. The financial statements do not affect adjustments necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company’s future viability depends upon the acquisition and financing of mineral exploration or other projects, including the operations of our Gold Trading business. If the mineral projects are successful, additional funds will be required for development and, if warranted, to place them into commercial production. The sources of future funds presently available to the Company are through the issuance of common shares. The ability of the Company to arrange such financing will depend, in part, on prevailing market conditions and the business performance of the Company. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in its efforts to arrange the necessary financing, if needed, on terms satisfactory to the Company. If additional financing is arranged through the issuance of shares, the Company’s control may change, and shareholders may suffer significant dilution.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments, and Contingencies

The Company is a party to management contracts that, among other things, obligate the Company to pay certain officers approximately CAD $162,000 ($125,700 USD) upon the occurrence of a change of control of the Company, as such term is defined in each respective management agreement. The Company is also committed to payments upon termination of approximately CAD $81,000 ($62,800 USD) pursuant to the terms of the contracts. As such triggering events have not taken place, these amounts have not been recorded in the consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments, or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity, or capital resources or that would cause the reported financial information in this Semiannual Report on Form 1-SA not to be indicative of future operating results or financial condition.

Over the next 12 months, we plan to raise additional capital to support the wholesale operations of our Gold Trading business and the development activities of our mining project.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

MADRE TIERRA MINING LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 and 2021 (Expressed in United States Dollars)

Notice of No Auditor Review of the Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of Madre Tierra Mining Ltd. (the “Company”) have been prepared by management and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review or an audit of these condensed interim consolidated financial statements.

Madre Tierra Mining Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at June 30, 2022	As at December 31, 2021
ASSETS
Current assets
Cash	$173,270	$167,007
Share subscriptions receivable	1,409	2,125
Other receivable	72	271
Accrued interest receivable	52	53
Prepaid expenses (note 6)	102,000	-
Total assets	$276,803	$169,456

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 10)	$492,060	$380,059
Note payable to shareholder (note 8)	155,513	151,020
Total liabilities	647,573	531,079

Shareholders’ equity (deficiency)
Share capital (note 9)	1,188,201	1,188,201
Shares subscribed, not issued (note 9)	209,300	47,500
Deficit	(1,746,880)	(1,580,754)
Equity (deficit) attributable to owners of the Company	(349,379)	(345,053)
Non-controlling interest	(21,391)	(16,570)
Total shareholders’ equity (deficiency)	(370,770)	(361,623)
Total liabilities and shareholders’ equity (deficiency)	$276,803	$169,456

Nature of operations and going concern (note 1)
Commitment and contingencies (note 11)
Subsequent events (note 12)

Approved on behalf of the Board:

“Joel Freudman”	Director
“Sasha Kaplun”	Director

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating expenses
Consulting and management fees (note 10)	$62,856	$65,352
Professional fees	23,873	35,915
General and administrative expenses	82,681	47,348
Loss (gain) on foreign exchange	(2,951)	(10,048)
Interest expense	4,488	-

Net loss and comprehensive loss for the period	$170,947	$138,567

Net loss and comprehensive loss attributable to:
Equity holders	$166,126	$134,238
Non-controlling interest	4,821	4,329
Net loss and comprehensive loss for the period	$170,947	$138,567

Basic and diluted net loss per share attributable to equity holders	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	70,000,000	70,000,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Attributable to owners of the Company					Non-	Total shareholders’
	Number of Shares	Share capital	Shares to be issued	Deficit	Total	controlling interest	equity (deficiency)
Balance, December 31, 2020	70,000,000	$1,188,201	$-	$(1,159,352)	$28,849	$(6,355)	$22,494
Net loss for the period	-	-	-	(134,238)	(134,238)	(4,329)	(138,567)
Balance, June 30, 2021	70,000,000	$1,188,201	$-	$(1,293,590)	$(105,389)	$(10,684)	$(116,073)

Balance, December 31, 2021	70,000,000	$1,188,201	$47,500	$(1,580,754)	$(345,053)	$(16,570)	$(361,623)
Shares to be issued (note 9)	-	-	161,800	-	161,800	-	161,800
Net loss for the period	-	-	-	(166,126)	(166,126)	(4,821)	(170,947)
Balance, June 30, 2022	70,000,000	$1,188,201	$209,300	$(1,746,880)	$(349,379)	$(21,391)	$(370,770)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.

Unaudited Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating activities
Net loss	$(170,947)	$(138,567)
Accrued interest payable	4,493	-
Changes in non-cash working capital
Share subscriptions receivable	716	-
Other receivable	199	-
Accrued interest receivable	1	(26)
Prepaid expenses	(102,000)	572
Amounts payable and accrued liabilities	112,001	99,926
Net cash used in operating activities	(155,537)	(38,095)
Financing activities
Shares to be issued	161,800	-
Net cash provided by financing activities	161,800	-
Net change in cash	$6,263	$(38,095)
Cash, beginning of period	167,007	122,974
Cash, end of period	$173,270	$84,879

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

1.	Nature of operations and going concern

Madre Tierra Mining Ltd. (the “Company” or “Madre Tierra”) was incorporated under the laws of the Province of British Columbia, Canada by Articles of Incorporation, dated May 7, 2020. The Company was formed to engage in gold trading, gold exploration and mining in Colombia and elsewhere in South America. The address of the Company’s corporate office and principal place of business is 1321 Blanshard Street, Suite 301, Victoria, British Columbia.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company’s future viability depends upon the acquisition and financing of mineral exploration or other projects. If the mineral projects are to be successful, additional funds will be required for development and, if warranted, to place them into commercial production. The sources of future funds presently available to the Company is through the issuance of common shares. The ability of the Company to arrange such financing will depend, in part, on prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange the necessary financing, if needed, on terms satisfactory to the Company. If additional financing is arranged through the issuance of shares, control of the Company may change, and shareholders may suffer significant dilution.

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, undetected defects, unregistered claims, native land claims, and non-compliance with regulatory and environmental requirements.

The Company does not have any operating assets that generate revenues and incurred for the six months ended June 30, 2022 a net loss of $170,947 (six months ended June 30, 2021 – a net loss of $138,567). As of June 30, 2022, the Company had a working capital deficiency of $370,770 (December 31, 2021 – working capital deficiency of $361,623). These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

The global outbreak of COVID-19 (coronavirus) has had a significant impact on businesses through restrictions put in place by the Canadian and provincial governments regarding travel, business operations and isolations/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus. While the extent of the impact on the Company to-date has not been material, we anticipate that this outbreak may cause supply chain disruptions, staff shortages and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors of the Company as of September 22, 2022.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

2.	Basis of presentation and compliance

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, these condensed interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. The policies set out in the Company’s annual consolidated financial statements for the year ended December 31, 2021 were consistently applied to all periods presented unless otherwise noted below.

Basis of presentation

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis (except for financial instruments carried at fair value), and using the accrual basis of accounting, except for cash flow information.

The preparation of condensed interim consolidated financial statements in accordance with International Accounting Standards (“IAS”) 1, Preparation of Financial Statements, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

Functional currency and foreign currency translation

The condensed interim consolidated financial statements are presented in United States dollars unless otherwise noted. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss. The functional currency of the Company and subsidiary is United States dollars.

Principles of consolidation

The condensed interim consolidated financial statements reflect the financial position and results of operations of the Company and its 90% owned Colombian subsidiary Madre Tierra Mining CI S.A.S. (“MTM Sub”). All intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are entities over which the Company has control, where control is defined to exist when the Company is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

Significant accounting estimates and judgements

The preparation of the Company’s condensed interim consolidated financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting period include determining the fair value of measurements of condensed interim consolidated financial instruments, and the recoverability and measurement of deferred tax assets.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

2.	Basic of presentation and compliance (continued)

The significant areas requiring the use of management estimates include:

-	The valuation of share-based compensation (notes 3 and 8);

-	The recoverability and measurement of deferred income taxes (note 3)

-	Income, value added, withholding and other taxes (note 3); and

-	The recognition of contingent liabilities (notes 3 and 10)

The significant judgments applying to these condensed interim consolidated financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty (note 1)

-	determination of the functional currency of the Company and its subsidiary

3.	Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to deficit.

Management determines the fair value of share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of loss over the remaining vesting period. When stock options are granted by the Company, the corresponding increase is recorded to share-based payments reserve.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Financial instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9 Financial Instruments:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	Amortized cost
Share subscriptions receivable	Amortized cost
Other receivables	Amortized cost
Accrued interest receivables	Amortized cost

Financial liabilities:	Classification:
Accounts payable and accrued liabilities	Amortized cost
Note payable	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in Other Comprehensive Income (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Exploration and evaluation assets

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral property rights, property option payments and exploration and evaluation activities.

Once a project has been established as commercially viable, technically feasible and the decision to proceed with development has been approved by the Board of Directors, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred or expensed if incurred during the exploration and evaluation stage. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of loss in the period incurred.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by assuming proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

During the reporting periods presented herein, diluted loss per share is equal to basic loss per share as the effects of outstanding options and warrants is anti-dilutive.

Non-controlling interest

For non-wholly owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary. Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Impairment of assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Madre Tierra Mining Ltd.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2022 and 2021
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company is also subject to tax regulations as they relate to flow-through financing arrangements. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Leases

Leases – Lessee

A contract is a lease (or may contain a lease) if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lesser of the lease term and the asset’s useful life. The lease liability is subsequently measured at amortized cost using the effective interest method.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost and included in interest expense.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Adoption of new and amended IFRS pronouncements

Effective January 1, 2022, the Company adopted the new and amended IFRS pronouncement listed below, in accordance with the transitional provisions outlined in the respective standard.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of IAS 37 did not have a material impact on the Company’s financial statements.

New standards not yet adopted, and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 12 – In May 2021, the IASB issued ‘Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction’ that clarifies how entities account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

4.	Capital risk management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

The Company’s objective in managing capital is to maintain adequate levels of funding to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral property interests and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company plans to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has raised funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions for junior mineral exploration companies. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk.

There are no restrictions on the Company’s capital and there were no changes in the Company’s approach to capital management for the reporting periods.

5.	Financial instruments and risk management

Fair value

Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal, and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions, and maturities.

The Company classifies the fair value of the financial instruments according to the following hierarchy based on the observable inputs used to value the instrument:

s	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

s	Level 2 – Inputs other than quoted prices included in Level 1 that are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

s	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

5.	Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur financial loss. The Company’s primary exposure to credit risk is on its cash and other receivable. Cash is held with the same financial institution giving rise to a concentration of credit risk. This risk is managed by using a major Canadian bank that is high credit quality financial institution as determined by rating agencies.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has operations in Colombia. The Company incurs expenditures in United States dollars (“USD”), Canadian dollars (“CAD”) and Colombian pesos (“COP”). The greatest risk is the exchange rate of the US dollar relative to the Colombian peso. The Company has not hedged its exposure to currency fluctuations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at June 30, 2022, the Company has current assets totaling $276,803 (December 31, 2021 - $169,456) to settle liabilities of $647,573 (December 31, 2021 - $531,079).

6.	Prepaid expenses

Prepaid expenses are comprised of advance payments and costs related to the purchase of gold from our licensed mining partners.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

7.	Mining rights

The Company has been assigned one mining licence, located in Colombia. The mining rights expire on July 20, 2039. In order to maintain the licence in good standing the Company must pay annual licence fees of approximately $532. An application has been made to the government and is in process to transfer the title to the Company. There can be no assurance the application will be completed as filed.

Effective June 10, 2020, the Company, through MTM Sub, was assigned the mining license (the “Mining Licence”), which comprises the Madre Tierra Project, from Ivan Yesid Galvis Chacon and Pablo Cesar Murcia Rodriguez (collectively, the “Vendors”). In exchange for the Mining Licence, the Company (i) paid the Vendors COP$80,000,000 (approximately $22,222), (ii) paid COP$11,593,657 (approximately $3,221) to the ANM and Colombian government for past due fees and taxes, (iii) paid COP$33,117,700 (approximately $9,200) to settle certain debts of the Vendors related to the Mining Licence; and (iv) granted the Vendors a 10% equity interest in MTM Sub.

In connection with the acquisition of the Mining Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Grupo Andino de Inversiones LLC (“Grupo Andino”) to identify potential mining licences and acquisition targets in Colombia and to assist the Company with the completion of any acquisition of such assets. Grupo Andino identified the Mining Licence for the Company and facilitated the acquisition thereof by the Company from the Vendors. As consideration for Grupo Andino’s services, the Company agreed to pay Grupo Andino (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $2,000,000; and (ii) $500,000 upon the Company commencing a mineral exploration drill program on any mining license in Columbia within 18 months of the acquisition date. As the payment terms were contingent on certain triggering events that have not taken place, this agreement terminated December 10, 2021, with no amounts being paid or accrued in connection with this agreement.

Effective July 30, 2020, the Company, through MTM Sub, acquired the commercialization licence from the Colombia Ministry of Commerce, Industry and Tourism (the “MCIT”). Pursuant to the commercialization license, MTM Sub is permitted to purchase raw gold from private licensed miners in Colombia and sell such raw gold to gold refineries in Colombia and internationally. The Company paid COP$160,000,000 (approximately $44,445) to the MCIT to acquire the commercialization licence.

In connection with the acquisition of the commercialization licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Quantum Energy & Gas LLC (“Quantum”) to assist the Company in soliciting the commercialization licence, including assisting the Company with the preparation of all materials required for the application and advising the Company on governmental relations related to the solicitation of the commercialization licence. As consideration for Quantum’s services, the Company agreed to pay Quantum (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $3,000,000; and (ii) $500,000 upon the Company commencing the commercial sale of gold pursuant to the commercialization licence within 18 months of the acquisition date. As the payment terms were contingent on certain triggering events that have not taken place, this agreement terminated January 30, 2022, with no amounts being paid or accrued in connection with this agreement.

8.	Note payable to shareholder

On November 19, 2021, the Company received a $149,985 loan from a shareholder of the Company. The note payable is unsecured and bears an interest rate of 6% per annum. The note is payable (principal sum plus interest accrued) on demand with 90 days’ notice from the lender.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

9.	Share capital

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value.

b)	Common shares issued

	Number of common shares	Amount

Issuance of common stock (i)	10,590,000	$1
Issuance of common stock (ii)	11,814,900	236,298
Issuance of common stock (iii)	47,595,100	951,902

Balance, December 31, 2021 and June 30, 2022	70,000,000	$1,188,201

(i)	On May 7, 2020, the Company issued 10,590,000 common shares, at a price of $0.0000001 per common shares for gross proceeds of $1. The Company retained certain repurchase rights such that if certain milestones are not met the Company may reacquire the common shares at their issue price.

(ii)	On October 1, 2020, the Company completed a non-brokered private placement with the issuance of 11,814,900 common shares, at a price of $0.02 per common share, for gross proceeds of $236,298.

(iii)	On October 1, 2020, the Company issued 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 in payment for the value of their consulting services invoiced to the Company.

c)	Warrants

On May 7, 2020, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk-free rate of 0.35%, estimated current stock price of $Nil based on the common share issue price on May 7, 2020, expected volatility of 100%, based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. A total of 3,500,000 warrants with a value of $nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the warrants at their issue price ($Nil).

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding are as follows:

	Number of warrants	Weighted average exercise price
Warrants outstanding, May 7, 2020	-	$-
Warrants issued	7,000,000	0.05
Warrants outstanding, December 31, 2021 and June 30, 2022	7,000,000	$0.05

Details of warrants outstanding as of June 30, 2022 are as follows:

Weighted average exercise price	Weighted average contractual life	Number of warrants outstanding
$0.05	3.10 years	7,000,000

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

9.	Share capital (continued)

d)	Stock options

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding as of June 30, 2022 is as follows:

The changes in options are as follows:

	Number of options	Weighted average exercise price
Options outstanding, May 7, 2020	-	$-
Options granted	7,000,000	0.05
Options outstanding, December 31, 2021 and June 30, 2022	7,000,000	$0.05
Options exercisable, December 31, 2021 and June 30, 2022	7,000,000	$0.05

Details of options outstanding as at June 30, 2022 are as follows:

Weighted average exercise price	Number of options outstanding	Weighted average contractual life	Number of options exercisable	Weighted average contractual life
$0.05	7,000,000	3.10 years	7,000,000	3.60 years

On May 7, 2020, the Company granted 7,000,000 stock options to directors, officers and consultants which are exercisable for a period of five years from the date of the grant at an exercise price of $0.05 per common share. The options vested immediately. The estimated fair value of the options at the grant date was $Nil using the Black-Scholes option pricing model based on the following assumptions: expected dividend yield of 0%; estimated share price of $Nil based on the common share issue price on May 7, 2020; expected volatility of 100%; risk-free interest rate of 0.35%; and an expected average life of 5 years. Of the 7,000,000 options granted, 6,000,000 options with a value of $Nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the options at their issue price ($Nil).

e)	Share to be issued

The Company has issued 418,600 units for gross proceeds of $209,300. Each unit is comprised of one common share and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $0.75 per warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The offering has not been completed and as such the common share and warrants have yet to be issued as at June 30, 2022.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

10.	Related party transactions

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months and change of control contingent provisions (Note 10).

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Directors & officers’ compensation	$62,856	$65,352

Included in the amounts payable and accrued liabilities as at June 30, 2022 is (1) $196,168 (2021 - $104,884) owed to Gestaltqualitat Inc. for consulting services to the Company in the capacity of Chief Executive Officer (Sasha Kaplun is an officer and director of the Company and is also a director and officer of Gestaltqualitat Inc.) and (2) $66,081 (2021 - $33,886) owed to Robert Harrison for management services to the Company in the capacity of Chief Financial Officer. These amounts are non-interest bearing, unsecured and due on demand.

On May 7, 2020, the Company issued 3,500,000 common shares to directors and officers of the Company at price of $0.0000001 per common share.

On October 1, 2020, the Company issued 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 based on the value of consulting services agreed upon by consultants and directors of the Company. Of the 47,595,100 common shares issued, a total of 500,000 common shares with a value of $10,000 were issued to an officer of the Company.

Madre Tierra Mining Ltd.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

11.	Commitments and contingencies

The Company is party to certain management contracts. Currently, these contracts require payments of approximately CAD $162,000 ($125,700) to be made upon the occurrence of a change in control to the officers of the Company, The Company is also committed to a payment upon termination of approximately CAD$81,000 ($62,800) pursuant to the term of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

On September 23, 2020, the Company signed a broker-dealer agreement with Dalmore Group LLC (“Dalmore”). To provide operation and compliance services. The Company shall pay a fee equal to 3% on the aggregate amount of funds raised by Dalmore from investors in Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey. There is also a one-time advance set up fee of $5,000. Additionally, the Company has engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering and shall pay a one-time consulting fee of $50,000 ($25,000 paid). The agreement is also subject of a 60-day written termination notice by either the Company or Dalmore.

Certain finder’s fee agreements contain contingent payments be made under certain circumstances. See note 6.

The Company’s exploration activities are subject to various federal, state, provincial, and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

From time to time, the Company may be named as a party to claims or involved in proceedings in the ordinary course of its operations. While the outcome of any such matters may not be estimable, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

12.	Subsequent events

Offering and Broker Dealer Arrangement

Madre Tierra is offering up to 57,142,857 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $0.75 per warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units are being offered at a purchase price of $0.50 per Unit. Madre Tierra is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance of any number of Units being subscribed pursuant to the Offering.

ITEM 8.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case, as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000020/ex21.htm)
3.1	Form of Warrant for Warrant Shares (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000042/ex32.htm)
4.1	Form of Subscription Agreement (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000042/ex41.htm)
6.1	The Mining License (translation) (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000042/ex61.htm)
6.2	Form of Options Issuance (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000020/ex63.htm)
6.3	Sasha Kaplun Consulting Agreement (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000020/ex64.htm)
6.4	Robert Harrison Consulting Agreement (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000020/ex65.htm)
6.5	Commercialization License (translation) (available here, https://www.sec.gov/Archives/edgar/data/1844557/000159406221000042/ex66.htm)
6.6	2021 Loan Agreement (available here, https://www.sec.gov/Archives/edgar/data/1844557/000147793222002698/madre_ex66.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madre Tierra Mining Ltd.

/s/ Sasha Kaplun
Chief Executive Officer

Date: September 23, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Sasha Kaplun
Chief Executive Officer and Director

Date: September 23, 2022

/s/ Robert Harrison
Robert Harrison, Principal Financial Officer, Principal Accounting Officer